SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CODR-C/1521/2007/DFI
Curitiba, October 24, 2007

Sr. Nelson Barroso Ortega
Corporate Division
São Paulo Stock Exchange - Bovespa
Rua 15 de Novembro, 275
01013-001 São Paulo - SP

ARTICLE ON COPEL PUBLISHED IN VALOR ECONÔMICO

Through fax GAE/SAE 2.231/07, of October 24, 2007, you requested information on the article, published in today’s edition of the brazilian newspaper Valor Econômico, entitled “Copel define plano de investimento de R$ 6,9 bi até 2016” (Copel defines R$ 6.9 billion investment plan through 2016).

This article refers to the presentation of the preliminary study of Copel’s planned expansion through 2016 to the Paraná State Government — the Company’s controlling shareholder — on October 23, 2007.

The investment program in question will be examined by a meeting of the Company’s Board of Directors in November 2007.

We remain at your disposal for any further information, should you so require

Sincerely,

Paulo Roberto Trompczynski
CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.